                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13-D


                   Under the Securities Exchange Act of 1934



                          AMERICAN ECOLOGY CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    02553310
                                 (CUSIP Number)

                               Phillip K. Chattin
                             805 West Idaho Street
                               Boise, Idaho 83702
                                 (208) 331-8400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               FEBRUARY 10, 1999
            (Date of Event Which Requires Filing of this Statement)

================================================================================

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D

CUSIP NO. 025533100                                            Page 2 of 8 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROTCHFORD L. BARKER
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [  ]
                                                                       (b) [XX]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
          NUMBER OF
                                     3,163,805 shares of common stock.
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY             ------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
          REPORTING
                                     3,163,805 shares of common stock.
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,163,805 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 025533100                                            Page 3 of 8 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OXBOW LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [XX]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      WYOMING
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
          NUMBER OF
                                     200,000  shares of common stock.
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY             ------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
          REPORTING
                                     200,000 shares of common stock.
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000 shares of common stock.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 025533100                                            Page 4 of 8 Pages


Item 1.  Security and Issuer.

        This Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock") of American Ecology Corporation, 805 West Idaho Street, Boise, Idaho 83702 (the "Company"). Specifically, this Schedule 13D relates to shares of Common Stock issuable upon exercise of certain warrants of the Company (the "Warrants"), which Warrants were acquired by Rotchford L. Barker in the transactions described below. Under Rule 13d-3, Mr. Barker is deemed to be the beneficial owner of the shares of Common Stock that are issuable on the exercise of such Warrants.

        On October 31, 1996, the Company's board of directors approved the issuance of 300,000 Series E Redeemable Convertible Preferred Stock (the "Series E Preferred"). Mr. Barker purchased 165,000 shares of Series E Preferred at $10 per share. Each Series E Preferred share had a Warrant associated with it allowing the holder to purchase ten shares of the Company's Common Stock at the price of $1.50 per share. The Series E Preferred was issued to satisfy a condition required by the Company's bank when its credit agreement was renegotiated. This same condition required the Company to raise a total of $5,000,000 in new equity through a rights offering to all shareholders in conjunction with which the Series E Preferred would either be exchanged for common or redeemed and thus the Series E Preferred (but not the Warrants) would be eliminated by the rights offering.

        The Warrants were originally to be exercisable on the earlier of July 1, 1997 or 30 days after the rights offering. Due to an NASD requirement for approval by the shareholders of the Series E Preferred and the Warrants, however, the rights offering was postponed and was actually made on January 9, 1998 pursuant to a registration statement effective on December 31, 1997. Exercisability of the Warrants was postponed as part of this approval process until December 31, 1997 and then until one year after the February 10, 1998 conclusion of the rights offering.

        In the rights offering, Mr. Barker purchased 196,486 shares of Common Stock, his prorata share of the offering. This transaction was exempt from
Section 13(d) reporting by Section 13(d)(6)(A) of the 1934 Act, but was reported on a Schedule 13G filing March 10, 1998 as was the conversion of 89,682 shares of Series E Preferred into 896,824 shares of Common Stock. The transactions were also reported pursuant to Section 16(a) of the 1934 Act on a Form 4.

        The Warrants entitle the holder thereof to purchase ten shares of Common Stock per Warrant for $1.50 per share, subject to adjustment in certain events. The Warrants will expire, if not exercised, on June 30, 2003.

CUSIP No. 025533100                                            Page 5 of 8 Pages


        Oxbow Limited Liability Company ("Oxbow") purchased 200,000 shares of the Company's Common Stock on the open market in December 1998. Mr. Barker disclaims any beneficial ownership of those shares and is not a member of Oxbow.

Item 2.  Identity and Background.

        Rotchford L. Barker
        40 County Road 2AC
        Cody, Wyoming   82414

        Mr. Barker is an independent businessman and commodity trader and is a director of the Company.

        Oxbow Limited Liability Company
        P.O. Box 2080
        Cody, Wyoming  82414

Item 3.  Source and Amount of Funds or Other Consideration.

        Mr. Barker used personal funds to acquire his shares reported herein. Oxbow used working capital to acquire its shares reported herein.

Item 4.  Purpose of Transaction.

        The shares to which this filing relate were acquired by Mr. Barker and Oxbow for purposes of investment. Mr. Barker and Oxbow may acquire additional securities of the issuer or dispose of securities of the Company, although they have no current definitive plans to do so.

               Mr. Barker and Oxbow have no current plans or proposals relating to or that would result in:

        (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

        (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 025533100                                            Page 6 of 8 Pages


        (iv) any material change in the present capitalization or dividend policy of the Company;

        (v) any other material change in the Company's business or corporate structure;

        (vi) any changes in the Company's charter, by-laws, or other instruments or other actions which may impede the acquisition of control of the Company by any person;

        (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a national securities association;

        (viii) causing any class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (ix)   any action similar to any of those enumerated above.

Item 5.  Interest and Securities of the Issuer.

        (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is as follows:

Name                            Number of Shares                     Percentage
--------------------------------------------------------------------------------
Rotchford L. Barker                3,163,805                            20.7%
Oxbow                                200,000                             1.5%

This amount includes (i) 1,407,631 shares of Common Stock; (ii) 3,157.89 shares of Series D Preferred Stock, which, based on the current conversion rate applicable to the Series D Preferred Stock of 15.88 (this rate is subject to quarterly changes in cumulative unpaid dividends), could be converted into 50,147.29 shares of Common Stock at the option of the holder without any additional consideration; (iii) 31,579 Series D Warrants, which could be exercised at any time for 1.22 shares of Common Stock each at $4.75 per share (total exercise price of $183,000.31); (iv) 165,000 Series E Warrants which could be exercised at any time for 10 shares of Common Stock each at $1.50 per share (total exercise price of $2,475,000) for a total of 1,650,000 shares of Common Stock and (v) directors' options, which could be exercised at any time, to acquire 7,500 shares of Common Stock for $2.25 per share

CUSIP No. 025533100                                            Page 7 of 8 Pages


(total exercise price $16,875), and 10,000 shares of Common Stock for $1.469 per share (total exercise price $14,690). If only shares of Common Stock currently owned by Mr. Barker are considered, the number of shares and percentage of class would be 1,407,631, and 10.4%, respectively.

Oxbow is a Wyoming limited liability company organized and owned by Barbara J. Wilkerson (70%), Jason C. Barker (10%), Brett G. Barker (10%) and Connie A. Barker (10%). Ms. Wilkerson is Mr. Barker's secretary and Jason, Brett and Connie are the adult children of Mr. Barker and do not reside with Mr. Barker. Mr. Barker loaned Oxbow funds which it has employed as working capital. None of Oxbow's assets, including its 200,000 shares of the Company's Common Stock, secure the loan.

There is no express agreement between Mr. Barker and Oxbow or its members with respect to the voting or disposition of their shares (or shares over which they have voting or dispositive power), but Oxbow's shares have been included in this Schedule 13D as a precautionary measure in the event that it and Mr. Barker are deemed to be a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934. The inclusion of Oxbow's shares in this Schedule 13D shall not be deemed an admission that Mr. Barker and Oxbow are acting as a group.

(b) Mr. Barker has the sole power to vote or direct the vote of all the shares owned by him individually. Oxbow has the sole power to vote or direct the vote of all of the shares owned by it.

(c) A description of the transactions in the class of securities that were effected during the past 60 days by any of the reporting persons, individually or as trustee, are as follows:

On December 31, 1998, the Company issued to Mr. Barker 11,767 shares of Common Stock as a director's fee at a value of $1.359 per share.

On January 4, 6 and 21, 1999 Mr. Barker purchased 10,000, 20,800 and 15,000 shares of Common Stock on the open market at $1.25 per share.

During December 1998 Oxbow purchased 200,000 shares of Common Stock on the open market at prices between $1.37 and $1.49 per share.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

CUSIP No. 025533100                                            Page 8 of 8 Pages


         Respect to Securities of the Issuer.

         The shares of Series D Preferred Stock and the Series D and Series E Warrants were issued pursuant to agreements which granted the holders of such securities certain rights, including "piggy-back" registration rights.

Item 7.  Material to be Filed as Exhibits.

         None.

Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 19, 1999.


ROTCHFORD L. BARKER


/s/  Phillip K. Chattin
-----------------------------------
     by Phillip K. Chattin, Esq.
     Attorney-in-Fact for Rotchford L. Barker


OXBOW LIMITED LIABILITY COMPANY

     /s/  Phillip K. Chattin
------------------------------------
          by Phillip K. Chattin, Esq.
          Attorney-in-Fact for Oxbow